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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or
     Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934

                      Commission File Number:  333-05358C

                     MAMA TISH'S ITALIAN SPECIALTIES, INC.
             (Exact name of registrant as specified in its charter)

                           4800 SOUTH CENTRAL AVENUE
                            CHICAGO, ILLINOIS 60638
                                 (708) 929-2023
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                     UNITS
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        REDEEMABLE COMMON STOCK WARRANTS
                         UNDERWRITER'S PURCHASE OPTION
              UNITS UNDERLYING THE UNDERWRITER'S PURCHASE OPTION
  WARRANTS INCLUDED IN THE UNITS UNDERLYING THE UNDERWRITER'S PURCHASE OPTION

            (Title of each class of securities covered by this Form)

                                     NONE
         (Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)      [X]          Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12g-4(a)(1)(ii)     [ ]          Rule 12h-3(b)(2)(i)       [ ]
         Rule 12g-4(a)(2)(i)      [ ]          Rule 12h-3(b)(2)(ii)      [ ]
         Rule 12g-4(a)(2)(ii)     [ ]          Rule 15d-6                [ ]
         Rule 12h-3(b)(1)(i)      [ ]

         Approximate number of holders of record as of the certification or notice date:

     Units: 20
     Common Stock, par value, $.01 per share: 32
     Redeemable Common Stock Warrants: 20
     Underwriter's Purchase Option: None
     Units underlying the Underwriter's Purchase Option:  None
     Warrants included in the Units Underlying the Underwriter's Purchase
     Option: None

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                   MAMA TISH'S ITALIAN SPECIALTIES, INC.


                                   By:     /s/ MEADE H. RUDASILL
                                           -------------------------------------
                                           Meade H. Rudasill
                                           President and Chief Executive Officer
DATE:  November 27, 1996